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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                           Ramsay Youth Services, Inc.
                      --------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01
                   -----------------------------------------
                         (Title of Class of Securities)

                                  75158K 10 7
                  -------------------------------------------
                                 (CUSIP Number)

                             Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                (212) 880-6000
                   -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                               December 16, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of (Section)(Section) 240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                              ----------------------
 CUPSIP No. 75158K 10 7              13D                   PAGE 2 OF 13 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul J. Ramsay

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
      (See Instructions)                                        (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              82,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            16,557,812
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               82,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            16,557,812
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             16,640,562

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
             61.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
             IN
------------------------------------------------------------------------------

--------------------------                              ----------------------
 CUPSIP No. 75158K 10 7              13D                   Page 3 of 13 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Paul Ramsay Hospitals Pty. Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              2,394,739

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            14,163,073
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               2,394,739

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            14,163,073
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             16,557,812

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
             61.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
             CO
------------------------------------------------------------------------------

--------------------------                              ----------------------
 CUPSIP No. 75158K 10 7              13D                   Page 4 of 13 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul Ramsay Holdings Pty. Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              11,444,017

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            2,719,056
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               11,444,017

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            2,719,056
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             14,163,073

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
            52.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
             CO
------------------------------------------------------------------------------

--------------------------                              ----------------------
 CUPSIP No. 75158K 10 7              13D                   Page 5 of 13 Pages
--------------------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ramsay Holdings HSA Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) or 2(E)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Barbados
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              2,719,056

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               2,719,056

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             2,719,056

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
             10.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
             CO
------------------------------------------------------------------------------

     NOTE: This Amendment No. 13 ("Amendment No. 13") restates and amends Items 1, 2, 3, 4, 5, 6 and 7 of Amendment No. 12 dated December 1, 1998 to the Statement on Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Youth Services, Inc., a Delaware corporation f/k/a Ramsay Health Care, Inc. ("RYSI").

Item 1.  Security and Issuer.
         -------------------

          The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of RYSI. The principal executive offices of RYSI are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item 2.  Identity and Background.
         -----------------------

          This Amendment No. 13 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados ("RHL"), which is owned by Paul Ramsay Holdings Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Holdings"), 23% of the capital stock of which is owned by Paul Ramsay Hospitals Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Hospitals") and 77% of the capital stock of which is owned by Paul J. Ramsay ("Ramsay"), (b) Holdings, (c) Hospitals and (d) Ramsay.

          The principal business of RHL is the ownership of voting securities of RYSI. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

          The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal business of Hospitals is the ownership of securities for investment purposes. The principal business offices of Hospitals are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal office of Ramsay is 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          During the last five years, none of RHL, Holdings, Hospitals or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and Directors of RHL, Holdings and Hospitals (ii) the persons controlling RHL, Holdings and Hospitals and (iii) Ramsay, who ultimately controls Hospitals, Holdings and RHL.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          On December 16, 1998, pursuant to the Agreement ("Agreement") between Holdings and RYSI, Holdings received (i) 1,128,975 shares of Common Stock in exchange for 711,830 shares of Class B Preferred Stock, Series C, $1.00 par value, plus accrued dividends at $1.6875 per share of Common Stock, the market value of such shares on such date, (ii) 3,213,683 shares of Common Stock in exchange for a Junior Subordinated Promissory Note due September 30, 2006 in the principal amount of $5,330,428, plus accrued and unpaid interest at $1.6875 per share of Common Stock, the market value of such shares on such date, and (iii) 938,479 shares of Common Stock in exchange for a Junior Subordinated Promissory Note due September 30, 2005 in the principal amount of $1,553,125, plus accrued and unpaid interest at $1.6875 per share of Common Stock, the market value of such shares on such date. Pursuant to the Agreement, RHL received 1,130,879 shares of Common Stock in exchange for 713,030 shares of Class B Preferred Stock, Series C, $1.00 par value, plus accrued dividends at $1.6875 per share of Common Stock, the market value of such shares on such date and Hospitals received 1,336,407 shares of Common Stock in exchange for 100,000 shares of RHCI Class B Preferred Stock, Series 1996, $1.00 par value, plus accrued dividends at $1.6875 per share of Common Stock, the market value of such shares on such date.

Item 4.  Purpose of Transaction.
         ----------------------

          Ramsay, Hospitals, Holdings and RHL acquired the shares of Common Stock referred to in Item 3 for the purpose of investment.

          Ramsay, Hospitals, Holdings and RHL intend to continue to review their investment in RYSI. Depending upon future evaluations or the business prospects of RYSI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Ramsay, Hospitals, Holdings and RHL may determine to increase or decrease their investment in RYSI by acquiring or disposing of additional Common Stock or other equity securities of RYSI.

Item 5.  Interest in Securities of Issuer
         --------------------------------

          (a) As of the close of business on February 1, 1999, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 16,640,562 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 61.4% of the Common Stock (such amount consists of (x) 16,557,812 shares of Common Stock beneficially owned by Hospitals, (y) 17,750 shares of Common Stock owned directly by Ramsay and (z) 65,000 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Ramsay), (ii) Hospitals beneficially owned, for purposes of Rule 13d-3 under the Act, 16,557,812 shares of Common Stock, constituting, to the best knowledge of Hospitals, approximately 61.2% of the Common Stock (such amount includes (a) 11,194,017 shares of Common Stock beneficially owned directly by Holdings, (b) 2,719,056 shares of Common Stock owned directly by RHL, (c) 141,666 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Hospitals and (d) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), (iii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 14,163,073 shares of Common Stock, constituting, to the best knowledge of Holdings, approximately 52.6% of the

                                                                               8
Common Stock (such amount includes (x) 2,719,056 shares of Common Stock owned directly by RHL, and (y) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), and (iv) RHL beneficially owned, for purposes of Rule 13d-3 under the Act, 2,719,056 shares of Common Stock constituting, to the best knowledge of RHL, approximately 10.2% of the Common Stock. Ramsay, Hospitals, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership of the shares of Common Stock which were not owned directly by such person.

          (b) (i) Ramsay has shared power to vote or to direct the voting and to dispose or direct the disposition of 16,166,146 shares of Common Stock and 391,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 17,750 shares of Common Stock and 65,000 shares issuable upon the exercise of currently exercisable options to purchase Common Stock, (ii) Hospitals has shared power to vote or to direct the voting and to dispose or direct the disposition of 13,913,073 shares of Common Stock and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 2,253,073 shares of Common Stock and 141,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, (iii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 2,719,056 shares of Common Stock and sole power to vote or to direct the voting and to dispose or direct the disposition of 11,194,017 shares of Common Stock, and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock and (iv) RHL has sole power to vote or to direct the voting and to dispose or direct the disposition of 2,719,056 shares of Common Stock.

          (c) Except as set forth in Item 3 of this Amendment No. 13, during the past 60 days neither Ramsay, Hospitals, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Hospitals, Holdings and RHL, (ii) the persons controlling Hospitals, Holdings and RHL and (iii) Ramsay.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ----------------------------------------------------------------------
         Securities of Issuer
         --------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1 - Power of Attorney from RHL.
         ---------

         Exhibit 2 - Power of Attorney from Holdings.
         ---------

         Exhibit 3 - Power of Attorney from Hospitals.
         ---------

         Exhibit 4 - Power of Attorney from Ramsay.
         ---------

                                                                      ADDENDUM A
                                                                      ----------

          Additional information required by Items 2 and 5 of Schedule 13D

                                   ---------

          The name and principal occupation or employment of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is set forth below.

          Unless otherwise noted below, the principal business address of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 9th Floor, 154 Pacific Highway, St. Leonards, New South Wales 2065, Australia.

          Unless otherwise noted below, each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is a citizen of Australia.

          Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

          Hospitals, Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

          During the last five years, none of Hospitals, Holdings, RHL, Ramsay or the directors and executive officers of Hospitals, Holdings or RHL set forth below, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          To the best of the knowledge of Hospitals, Holdings, RHL and Ramsay, except as set forth in Item 3 of this Amendment No. 13 and in the table below, none of Hospitals, Holdings, RHL or the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of RYSI's securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Hospitals, Holdings, RHL or Ramsay becomes aware of any such ownership or any such transaction and as a result, the information disclosed in this Schedule 13D is materially inaccurate, Hospitals, Holdings, RHL and Ramsay will promptly file an amendment to this Schedule 13D with the Securities and Exchange Commission.

                                                                              10
                Paul Ramsay Hospitals Pty. Limited ("Hospitals")

                                                      Present Principal                   Beneficial Ownership of
               Name                                     Occupation                             Common Stock
-----------------------------------  -------------------------------------------------  --------------------------
Paul J. Ramsay                       Director of Hospitals; Director of Holdings;             16,640,562(1)
                                     Director of RHL; owner, director and
                                     executive officer of various companies
                                     in the health care, real estate
                                     development, communications and broadcasting
                                     businesses

Michael S. Siddle                    Director of Hospitals; Director and Company                  42,750
                                     Secretary of Holdings; holds various executive
                                     positions with corporations controlled by Ramsay

Peter J. Evans                       Director of Hospitals;                                       66,083
                                     Director of Holdings; Director of RHL; holds
                                     various executive positions with corporations
                                     controlled by Ramsay

                                      Paul Ramsay Holdings Pty. Limited ("Holdings")

                                                     Present Principal                   Beneficial Ownership of
               Name                                     Occupation                             Common Stock
-----------------------------------  -------------------------------------------------  --------------------------

Paul J. Ramsay                       Director of Hospitals; Director of Holdings;               16,640,562(1)
                                     Director of RHL; owner, director and executive
                                     officer of various companies in the health
                                     care, real estate development, communications
                                     and broadcasting businesses

Michael S. Siddle                    Director of Hospitals; Director and Company                    42,750
                                     Secretary of Holdings; holds various executive
                                     positions with corporations controlled
                                     by Ramsay

Peter J. Evans                       Director of Hospitals; Director of Holdings;                   66,083
                                     Director of RHL; holds various executive
                                     positions with corporations controlled by Ramsay

M. Clare Wake                        Company Secretary of Holdings and certain of its                    0
                                     affiliates

John Charles Needham                 Company Secretary of Holdings and certain of its                    0
                                     affiliates

                                                                              11
                      Ramsay Holdings HSA Limited ("RHL")

                                                    Present Principal                Beneficial Ownership of
                Name                                   Occupation                         Common Stock
-------------------------------------  ------------------------------------------  --------------------------
Paul J. Ramsay                         Director of Holdings; Director of RHL;                   16,640,562(1)
                                       owner, director and executive officer of
                                       various companies in the health care,
                                       real estate development, communications
                                       and broadcasting businesses

Peter J. Evans                         Director of Holdings; Director of RHL;                       66,083
                                       holds various executive positions with
                                       corporations controlled by Ramsay

Dennis H.L. Chandler                   Director of RHL                                                   0

_____________________

(1) Ramsay's beneficial ownership of Common Stock includes 16,557,812 shares of Common Stock beneficially owned by Hospitals (see Item 5), which entity Ramsay controls.

                                                                              12
Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

                              PAUL J. RAMSAY

                              By:  /s/ Bradley P. Cost
                                  -----------------------------
                                  Bradley P. Cost
                                  Attorney-in-Fact


                              PAUL RAMSAY HOSPITALS PTY. LIMITED

                              By:  /s/ Bradley P. Cost
                                  -----------------------------
                                  Bradley P. Cost
                                  Attorney-in-Fact


                              PAUL RAMSAY HOLDINGS PTY. LIMITED

                              By:  /s/ Bradley P. Cost
                                  -----------------------------
                                  Bradley P. Cost
                                  Attorney-in-Fact


                              RAMSAY HOLDINGS HSA LIMITED

                              By:  /s/ Bradley P. Cost
                                  -----------------------------
                                  Bradley P. Cost
                                  Attorney-in-Fact

                                                                              13
                               Index to Exhibits
                               -----------------

                                                                                                                       Page
                                                                                                                      Number
                                                                                                                      ------
Exhibit 1 -                  Power of Attorney from RHL (incorporated by reference to Exhibit 11 to
---------                    Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting                  --
                             Persons).

Exhibit 2 -                  Power of Attorney from Holdings (incorporated by reference to Exhibit 12
---------                    to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the                         --
                             Reporting Persons).

Exhibit 3 -                  Power of Attorney from Hospitals (incorporated by reference to Exhibit 3
---------                    to Amendment No. 10 to Schedule 13D dated June 30, 1997 filed by the                        --
                             Reporting Persons).

Exhibit 4 -                  Power of Attorney from Ramsay (incorporated by reference to Exhibit 13
---------                    to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the                        --
                             Reporting Persons).
